FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of August, 2006


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: August 03, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 03 August 2006
                            2nd Quarter Results 2006

Exhibit 99



                SECOND QUARTER AND HALF YEAR RESULTS 2006

Broad-based growth in first half year, outlook for 2006 reaffirmed.

FINANCIAL HIGHLIGHTS

(unaudited)

   Second Quarter 2006             EUR million                   Half Year 2006
--------------------------                             --------------------------
Current   Current Constant                             Current  Current  Constant
rates       rates    rates                               rates    rates     rates
                           Continuing operations:
-------   -------  -------                             -------  -------   -------
10 258        3%       3%  Turnover                     19 793      6%        3%
-------   -------  -------                             -------  -------   -------
1 435        20%      21%  Operating profit              2 845     13%       10%
-------   -------  -------                             -------  -------   -------
1 351        28%      29%  Pre-tax profit                2 661     19%       16%
-------   -------  -------                             -------  -------   -------
1 007        37%      38%  Net profit from continuing    2 008     22%       19%
-------   -------  ------- operations                  -------  -------   -------
1 044        33%      34%  Net profit from total         2 103     19%       17%
-------   -------  ------- operations                  -------  -------   -------
-------   -------  -------                             -------  -------   -------
  0.33       42%      42%  EPS from continuing          0.65       23%       20%
-------   -------  ------- operations (Euros)          -------  -------   -------
  0.34       37%      38%  EPS from total operations    0.69       20%       18%
-------   -------  ------- (Euros)                     -------  -------   -------


KEY FEATURES

- Underlying sales growth of 3.4% in the first half year and 3.9% in the quarter, with sustained volume momentum and a pick-up in price.
- Increased investment in advertising and promotions.
- Operating margin of 14.4% in the first half year and 14.0% in the quarter.
- EPS from continuing operations up by 23% in the first half year, and by 8% excluding the impact of last year's impairment of Slim Fast.

GROUP CHIEF EXECUTIVE'S COMMENT


The first half year results give me confidence that we have largely succeeded in restoring competitiveness. All regions and categories contributed to growth and we continue to maintain market share in aggregate. Investment in support of our priorities has been rewarded by sustained progress in personal care, developing and emerging markets and Vitality innovation. I am also particularly encouraged by the resumption of growth in Europe.

I fully expect that we will achieve our outlook for this year of sustained growth and an operating margin above last year. This is in spite of a harsher than expected commodity cost environment which has impacted margins in the first half. We are accelerating our savings programmes and have an increasing contribution from price, while a strong innovation programme is driving improved mix.

We are now moving to the next phase of our strategy. Our new organisation is already focusing resources more effectively behind our priorities. We now need to drive harder to build a winning portfolio by extending our leadership positions and our presence in high growth spaces. At the same time we are improving our consumer marketing and customer development to deliver outstanding execution. Bringing all this together as 'One Unilever' will ensure that we capitalise on both our local roots and global scale.

This strategy will enable us to grow ahead of our markets with sustainable margin improvement. I am confident that this will lead to sustainable underlying sales growth of 3-5%, and an operating margin in excess of 15% by 2010.


Patrick Cescau, Group Chief Executive

3 August 2006


In the following commentary, sales growth is stated on an underlying basis at constant exchange rates and excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates and acquisitions and disposals. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS or US GAAP and are not intended to be a substitute for GAAP measures of turnover, profit and cash flow.

SECOND QUARTER AND HALF YEAR FINANCIAL RESULTS

Turnover increased by 5.8% in the first half year, with 3.4% underlying sales growth including 0.7% from price. Favourable currency movements added 3.2%, while disposals account for the remainder of the change in turnover. In the second quarter underlying sales grew by 3.9% including pricing of 0.8%.

The operating margin for the first half year at 14.4% was 1.0 percentage point higher than a year ago, while the quarter at 14.0% was 2.0 percentage points higher. Before the impact of restructuring, disposals and impairment, the operating margin would have been 0.6 percentage points lower than a year ago for the first half and 1.0 percentage point lower in the second quarter.

Investment behind our brands has been stepped up in priority categories and regions. Advertising and promotions as a percentage of turnover increased by 0.5 points in the first half year and by 0.6 points in the second quarter.

Gross margins were in line with last year throughout the first half. Savings programmes are accelerating and innovation continues to drive an improved mix However input costs, particularly mineral oil-based, edible oils and tea have continued to rise and pricing has lagged.

Overhead costs were higher in the second quarter than the same period last year, which included the benefit of the profit on sale of an office building in the US.

Net profit from continuing operations increased by 22% in the first half year and by 37% in the quarter. Total net profit, including discontinued operations, increased by 19% in the first half year and by 33% in the quarter.

EPS from continuing operations increased by 23% in the first half year and by 42% in the quarter. Excluding the impact of the Slim Fast impairment charge in the second quarter of last year, EPS from continuing operations increased by 8% in the first half year and by 6% in the quarter. The growth in net profit and EPS included important contributions from improvements in tax, financing, associates and joint ventures for both the half year and the quarter.

Net finance costs benefited from a lower level of net debt and the effect of higher asset values on pensions financing. The tax rate was 25% for the first half year compared with 26% last year. In the quarter the tax rate was also 25%, against 30% last year. The lower rates include better country mix and other improvements.

Share of net profit from joint ventures increased due to strong growth in the partnerships between Lipton and Pepsi for ready-to-drink tea.

OUTLOOK

The outlook for the year of sustained top line growth and an operating margin of greater than 13.4% is reconfirmed. Support for innovation is expected to be strongest in the middle of the year, while last year's heavier weighting of market research and development costs towards the end of the year contribute to an easier margin comparator in the fourth quarter. We now expect gross restructuring costs ahead of one percentage point of sales as savings programmes are accelerated.

The outlook for ungeared free cash flow of EUR25-30 billion over the period 2005-2010 and an improvement in return on invested capital over the 2004 base of 11% is also reaffirmed. This is expected to be achieved with underlying sales growth of 3-5%, representing growth ahead of our markets, and an operating margin in excess of 15% by 2010 after a normal level of restructuring.

CASH FLOW

Net cash flow from operating activities was EUR0.1 billion higher than last year, with lower tax payments more than offsetting a slightly higher seasonal outflow of working capital. Net cash flow used in investing and financing activities was EUR0.3 billion higher than last year including EUR0.1 billion higher dividends. During the first half there was a net reduction in cash and cash equivalents of EUR0.2 billion.

BALANCE SHEET

The euro has strengthened against a number of currencies since the start of the year, resulting in a significant lowering in balance sheet values. Assets and liabilities held for sale include items related to the frozen foods businesses.

Closing net debt was EUR10.3 billion, a reduction of EUR0.2 billion since the start of the year. Total equity has increased by EUR0.4 billion. Net profit for the period of EUR2.1 billion is netted by dividends of EUR1.3 billion and currency translation losses of EUR0.4 billion.



PERFORMANCE BY REGION



EUROPE

Underlying sales grew by 0.3% in the half year and by 1.0% in the second quarter, with volume growth partly offset by a small reduction in price. Conditions in Western Europe remain tough, but demand has picked up slightly and we are growing in line with our markets in aggregate.

There has been a steady improvement in performance over the past six quarters across most countries and categories. The Netherlands grew strongly, benefiting from being a first mover in the One Unilever programme, and the UK and Italy have returned to modest levels of growth. However sales were still down in the quarter in France, despite an improvement over the very slow start to the year, and in Germany. Central and Eastern Europe continues to grow well.

A key driver of the overall improvement has been the impact of Vitality led innovation in savoury, in heart health spreads and in leaf tea. There have also been encouraging share gains in skin care, deodorants and household cleaners. The ice cream season started slowly because of the later Easter but picked up well in the second quarter, although sales were still slightly behind a strong second quarter last year. We have lost some share in laundry and hair care in competitive markets and sales of ready-to-drink tea were lower.

The theme of Vitality runs clearly through the innovation programme. AdeZ drinks, combining the goodness of soya with the refreshment, taste and health of fruit juice have just been launched in the UK, building on success in Latin America. A range of Knorr bouillon cubes with selected natural ingredients and a better, richer taste is being rolled out across the region and Vie 'one shot' fruit and vegetable drinks have been launched into two new countries. 'Fresh' soups in pouches with premium ingredients and tasty recipes are re-invigorating markets in the Netherlands, Russia and Poland. New Lipton see-through pyramid tea bags with a unique and healthy mix of the best tea leaves, spices and dried fruit have been launched in France and the Netherlands.

Product launches in Home and Personal Care with clear functional or emotional benefits are being rolled out rapidly across the region. Dove 'summer glow', offers gentle self-tanning from a trusted brand and the latest Axe fragrance 'Click' is being introduced globally. Comfort Creme blended with natural oils brings premium indulgence to fabric conditioning while Cif Power Cream combines convenience with high performance.

The operating margin for the first half year at 15.0% was 1.7 percentage points lower than last year. This is mainly due to higher restructuring costs, lower profits on disposals and the impact of input cost increases, particularly in edible oils, tea and mineral oil based costs. These were only partly offset by savings programmes and a better mix.

THE AMERICAS

Underlying sales grew by 3.2% in the first half year and by 3.6% in the second quarter with a slight acceleration over the first quarter in both volume and price. Markets in the US continue to grow well and we are maintaining our share. In the rest of the region demand in Home and Personal Care markets remains solid, but there has been a further slowdown in market growth in Foods.

Sales in the US improved after a slow start and were 2.7% ahead in the first half year. This included the continued success of Bertolli frozen meals and Country Crock side dishes, and a second quarter of growth for Slim Fast. There was further innovation driven growth in deodorants and skin cleansing and good results from the initial sell-in of Sunsilk.

In Brazil there was good growth in hair care, deodorants and laundry but skin cleansing and spreads faced tough price competition. In Mexico, new regionally harmonised transaction systems were successfully implemented in April. Trade stocks had been built up ahead of this and, as expected, sales in the second quarter were substantially down as a result. There was strong growth elsewhere, particularly in Canada, Venezuela, Central America and the Caribbean.

Recently introduced products in the US include Wishbone salad 'spritzers', with one calorie per spray, and Lipton pyramid tea bags, as in Europe. Launches under the Breyer's ice cream brand include 'cyclone' with pieces of confectionery in a swirl and more creamy varieties of 'double churn'.

New Knorr soups and bouillons across the region cater for local flavour and tastes while sharing common product platforms. The highly succesful AdeS nutritional drink has been extended with a 'light' variant, new fruit flavours and the launch of Soymilk in Brazil.

We have been reshaping our hair care portfolio in the US. Sunsilk, with ranges tailored to tackle individual hair 'dramas', was launched in the US and Canada in June with a strong initial support programme starting in July. Dove has been further extended throughout the region with three new skin care ranges in the US and 'cool moisture' deodorants and hair care products in Latin America. Laundry innovations include 'baby' and 'foam control' variants of Omo in Brazil and the launch of a second concentrated detergent, Wisk dual action, in the US.

The operating margin for the first half year at 15.3% was 5.6 percentage points higher than last year which included the impairment charge for Slim Fast in the second quarter, equivalent to 5.7 percentage points. The second quarter last year also included a profit on the sale of an office building in the US. Price increases, savings programmes and an improved mix more than offset the impact of higher input costs.

ASIA AFRICA

Underlying sales grew by 8% in the first half year and by 9% in the second quarter. Volume continued to be the major driver, although price increases have been taken in some categories, particularly in laundry to mitigate the effects of higher input costs.

Markets remain buoyant and we have capitalised on our strong market positions to deliver good growth across all categories.

India sustained double-digit sales increases across almost all categories. Growth was driven by a mix of global, regional and local brands, notably Surf, Lux, Lifebuoy, Clinic and Fair and Lovely.

China continued to grow very strongly through a healthy combination of market growth and share gains from better distribution and innovation behind brands such as Omo, Zonghua, Lux and Pond's. Lipton leaf and powder teas both performed well.

Other highlights of the first half year included good performances in Indonesia, Vietnam, Turkey, Egypt and Arabia with Thailand also coming through well in the second quarter. Sales in Nigeria were lower as we work to restructure our distribution model in the country.

Australia has sustained an improved performance, while Japan had a weaker second quarter after a promising start to the year.

Increasingly, innovation activity has been driven globally and regionally rather than locally. The new Sunsilk range has been introduced in most major markets and in laundry the global 'Dirt is Good' positioning is now in place across the region. The latest Axe/Lynx fragrance, 'Click' has been introduced in Australia and New Zealand.

In Foods, low unit priced Knorr bouillon cubes, already successful in Latin America, have been brought to the region and Green Tea innovations are being rolled out extensively. In South Africa, communication behind new Rama communicates the healthy oils in the product, a theme being used well elsewhere around the world.

The operating margin for the first half year at 12.3% was 0.9 percentage points lower than a year ago, due to increased investment in advertising and promotions. Selected price increases, savings programmes and the benefit of increased volumes more than offset the impact of higher input costs.


SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.



CONDENSED FINANCIAL STATEMENTS

INCOME STATEMENT
(unaudited)
        Second Quarter                          EUR million                                       Half Year
----------------------------------------------                         --------------------------------------------

  2006      2005                     Increase/                          2006    2005                      Increase/
                                    (Decrease)                                                           (Decrease)
                 Current rates  Constant rates                                        Current rates  Constant rates
                                               Continuing
                                               operations:

10 258    9 926            3%              3%  Turnover               19 793  18 709            6%              3%

1 435     1 191           20%             21%  Operating profit        2 845   2 511           13%             10%
------   ------         ------          ------ --------------------   ------  ------         ------          ------
                                               After (charging)/
                                               crediting:
 (100)    (28)                                 Restructuring          (161)    (49)
   36    (326)                                 Business disposals      155    (255)
                                               and impairments
 ------  ------         ------          ------ --------------------   ------  ------         ------          ------

 (114)   (152)                                 Net finance costs      (235)   (303)
 ------  ------         ------          ------ --------------------   ------  ------         ------          ------
  (19)      4                                  Finance income           68     101
 (108)   (144)                                 Finance costs          (324)   (377)
   13     (12)                                 Pensions and similar     21     (27)
                                               obligations
 ------  ------         ------          ------ --------------------   ------  ------         ------          ------
   16       9                                  Share in net profit/     34      19
                                               (loss) of joint
                                               ventures
    6      (8)                                 Share in net profit/      6      (8)
                                               (loss) of associates
    8      13                                  Other income from        11      21
 ------  ------                                non-current            ------  ------
                                               investments

1 351   1 053             28%             29%  Profit before         2 661   2 240             19%             16%
                                               taxation

 (344)   (317)                                 Taxation               (653)   (591)
 ------  ------                                                       ------  ------

1 007     736             37%             38%  Net profit from       2 008   1 649             22%             19%
                                               continuing operations

   37      48                                  Net profit/(loss)        95     116
 ------  ------                                from discontinued      ------  ------
                                               operations

1 044     784             33%             34%  Net profit for the    2 103   1 765             19%             17%
                                               period
 ------  ------         ------          ------  --------------------  ------  ------         ------          ------
                                               Attributable to:
   58      53                                  Minority interests      127     100
  986     731             35%             36%  Shareholders' equity  1 976   1 665             19%             16%
 ------  ------         ------          ------ --------------------  ------  ------          ------          ------
 ------  ------         ------          ------ --------------------  ------  ------          ------          ------
                                               Combined earnings per
                                               share
 0.34    0.25             37%             38%  Total operations       0.69    0.57             20%             18%
                                               (Euros)
 0.34    0.24             38%             39%  Total operations -     0.67    0.55             21%             18%
                                               diluted (Euros)

 0.33    0.23             42%             42%  Continuing operations  0.65    0.53             23%             20%
                                               (Euros)
 0.32    0.23             43%             43%  Continuing operations  0.63    0.51             23%             21%
                                               - diluted (Euros)
 ------  ------         ------          ------ --------------------   ------  ------         ------          ------




STATEMENT OF RECOGNISED INCOME AND EXPENSE

(unaudited)
EUR million                                                          Half Year
                                                               ----------------
                                                               2006       2005

Fair value gains/(losses) on financial instruments net of tax     5         12
Actuarial gains/(losses) on pension schemes net of tax            7         12
Currency retranslation gains/(losses) net of tax               (368)       482
                                                            ---------  ---------

Net income/(expense) recognised directly in equity             (356)       506

Net profit for the period                                     2 103      1 765
                                                           ---------  ---------

Total recognised income and expense for the period            1 747      2 271
-----------------------------------------                  ---------  ---------
Attributable to:
Minority interests                                              103        146
Shareholders' equity                                          1 644      2 125
-----------------------------------------                  ---------  ---------


MOVEMENTS IN EQUITY

(unaudited)
EUR million                                                       Half Year
                                                              ---------------
                                                              2006         2005

Equity at 1 January                                          8 765        6 515
Total recognised income and expense for the period           1 747        2 271
Dividends                                                   (1 266)      (1 229)
Conversion of preference shares                                  -          930
(Purchase)/sale of treasury stock                              (14)        (285)
Share option credit                                             63           85
Dividends paid to minority shareholders                        (97)        (106)
Currency retranslation gains/(losses) net of tax               (11)          15
Other movements in equity                                        6            -
                                                          ---------    ---------
Equity at the end of the period                              9 193        8 196





BALANCE SHEET
(unaudited)
                                               ---------    ---------   ---------
EUR million                                         As at        As at        As at
                                                 1 July  31 December       2 July
                                                   2006         2005         2005
                                               ---------    ---------   ---------

Non-current assets
--------------------
Goodwill and intangible assets                   17 428       18 055       17 876
Property, plant and equipment                     6 139        6 492        6 451
Pension asset for funded schemes in surplus       1 099        1 036          720
Deferred tax assets                               1 469        1 703        1 633
Other non-current assets                          1 068        1 072        1 243
                                              ---------    ---------    ---------
Total non-current assets                         27 203       28 358       27 923

Assets held for sale                                488          217          373

Current assets
----------------
Inventories                                      3 893         4 107        4 282
Trade and other current receivables              5 043         4 830        5 370
Other financial assets                             297           335          372
Cash and cash equivalents                        1 590         1 529        1 594
                                              ---------    ---------    ---------
Total current assets                            10 823        10 801       11 618

Current liabilities
---------------------
Borrowings due within one year                  (5 939)       (5 942)      (7 506)
Trade payables and other current liabilities    (7 989)       (8 658)      (8 613)
Restructuring and other provisions                (497)         (644)        (983)
                                               ---------    ---------   ---------
Total current liabilities                      (14 425)      (15 244)     (17 102)
                                               ---------    ---------   ---------
Net current assets/(liabilities)                (3 602)       (4 443)      (5 484)
                                               ---------    ---------   ---------
Total assets less current liabilities           24 089        24 132       22 812

Non-current liabilities
-------------------------
Borrowings due after one year                    6 111         6 457        6 085
Pension liability for funded schemes in
deficit                                          2 305         2 415        2 428
Pension liability for unfunded schemes           3 931         4 202        4 002
Restructuring and other provisions                 783           732          366
Deferred tax liabilities                           951           933          855
Other non-current liabilities                      583           602          761
                                               ---------    ---------    ---------
Total non-current liabilities                   14 664        15 341       14 497

Liabilities held for sale                          232            26          119

Equity
--------
Shareholders' equity                             8 788         8 361        7 782
Minority interests                                 405           404          414
                                              ---------    ---------     ---------
Total equity                                     9 193         8 765        8 196
                                              ---------    ---------     ---------
Total capital employed                          24 089        24 132       22 812


CASH FLOW STATEMENT
(unaudited)
EUR million                                                         Half Year
                                                              ---------------
                                                             2006        2005

Operating activities
----------------------
Cash flow from operating activities                         1 894       2 127
Income tax paid                                              (435)       (777)
                                                          ---------   ---------
Net cash flow from operating activities                     1 459       1 350

Investing activities
----------------------
Interest received                                              49          79
Net capital expenditure                                      (440)       (335)
Acquisitions and disposals                                    186         117
Other investing activities                                     45         299
                                                          ---------   ---------
Net cash flow from/(used in) investing activities            (160)        160

Financing activities
----------------------
Dividends paid on ordinary share capital                   (1 194)     (1 093)
Interest and preference dividends paid                       (278)       (364)
Change in borrowings and finance leases                        49         327
Purchase of treasury stock                                    (14)       (285)
Other financing activities                                    (72)       (101)
                                                          ---------   ---------
Net cash flow from/(used in) financing activities          (1 509)     (1 516)
                                                          ---------   ---------

Net increase/(decrease) in cash and cash equivalents         (210)         (6)

Cash and cash equivalents at the beginning of the year      1 265       1 406

Effect of foreign exchange rate changes                       269         (36)
                                                          ---------   ---------
Cash and cash equivalents at the end of period              1 324       1 364



ANALYSIS OF NET DEBT
(unaudited)
                                                        ---------      ---------
EUR million                                                 As at          As at
                                                         1 July    31 December
                                                           2006           2005
                                                        ---------      ---------

Total borrowings                                         (12 050)       (12 399)
                                                        ------------------------
Borrowings due within one year                            (5 939)        (5 942)
Borrowings due after one year                             (6 111)        (6 457)
                                                        ------------------------
Cash and cash equivalents as per balance sheet             1 590          1 529
                                                        ------------------------
Cash and cash equivalents as per cash flow statement       1 324          1 265
Add bank overdrafts deducted therein                         266            265
Less cash and cash equivalents in assets/liabilities
held for sale                                                  -             (1)
                                                        ------------------------
Other financial assets                                       297            335
Derivatives and finance leases included in other
receivables and other liabilities                          (184)             33
                                                        ---------      ---------
Net debt                                                (10 347)       (10 502)


GEOGRAPHICAL ANALYSIS
(unaudited)

Continuing operations - Second Quarter
EUR million                                 Europe     Americas Asia Africa    Total
                                        --------     --------    --------   --------

Turnover
2005                                      4 011       3 301        2 614     9 926
2006                                      4 009       3 478        2 771    10 258
Change                                     0.0%         5.4%        6.0%       3.3%
Impact of:
Exchange rates                            (0.1)%        2.5%       (1.4)%      0.4%
Acquisitions                               0.0%         0.0%        0.0%       0.0%
Disposals                                 (0.9)%       (0.7)%      (1.1)%     (0.9)%
Underlying sales growth                    1.0%         3.6%        8.7%       3.9%
----------------------                  --------     --------    --------   --------
Price                                     (0.2)%        1.6%        1.4%       0.8%
Volume                                     1.2%         1.9%        7.2%       3.0%
----------------------                  --------     --------    --------   --------

Operating profit
2005                                       683          167         341      1 191
2006                                       539          556         340      1 435
Change current rates                     (21.0)%      232.7%       (0.4)%     20.5%
Change constant rates                    (21.0)%      237.5%        0.6%      20.8%

Operating margin
2005                                      17.0%         5.1%       13.0%      12.0%
2006                                      13.4%        16.0%       12.3%      14.0%
Includes restructuring, business
disposals and impairments
2005                                        0.1%     (11.0)%       0.2%       (3.6)%
2006                                       (1.6)%      0.4%       (0.5)%      (0.6)%


Continuing operations -Half Year
EUR million                                 Europe  Americas Asia Africa   Total
                                        --------  --------    --------  --------

Turnover
2005                                     7 517     6 249       4 943    18 709
2006                                     7 480     6 896       5 417    19 793
Change                                    (0.5)%    10.4%        9.6%      5.8%
Impact of:
Exchange rates                             0.2%      7.5%        2.3%      3.2%
Acquisitions                               0.0%      0.0%        0.0%      0.0%
Disposals                                 (1.0)%    (0.5)%      (1.1)%    (0.9)%
Underlying sales growth                    0.3%      3.2%        8.3%      3.4%
----------------------                  --------  --------    --------  --------
Price                                     (0.4)%     1.5%        1.2%      0.7%
Volume                                     0.7%      1.7%        7.0%      2.7%
----------------------                  --------  --------    --------  --------

Operating profit
2005                                     1 253       606         652     2 511
2006                                     1 121     1 056         668     2 845
Change current rates                     (10.5)%    74.3%        2.3%     13.3%
Change constant rates                    (10.7)%    60.7%       (0.2)%     9.8%

Operating margin
2005                                      16.7%      9.7%       13.2%     13.4%
2006                                      15.0%     15.3%       12.3%     14.4%
Includes restructuring, business
disposals and impairments
2005                                       0.4%     (5.8)%       0.6%     (1.6)%
2006                                      (0.4)%     0.0%        0.5%      0.0%


Operating profit of discontinued operations - Second Quarter
EUR million          Europe         Americas          Asia Africa          Total
                 --------         --------             --------         --------

2005                 70                3                      -             73
2006                 58                -                      -             58


Operating profit of discontinued operations - Half Year
EUR million          Europe         Americas          Asia Africa          Total
                 --------         --------             --------         --------

2005                149               20                      -            169
2006                139                -                      -            139


PRODUCT AREA ANALYSIS
(unaudited)

Continuing operations - Second Quarter
                  --------      --------  --------       --------   --------       --------  --------
EUR million         Savoury, Ice cream and     Foods  Personal care  Home care       Home and   Total
             dressings and     beverages                                 and  Personal Care
                   spreads                                             other
                  --------      --------  --------       --------   --------       --------  --------

Turnover
      2005         3 267         2 294     5 561          2 595      1 770          4 365     9 926
      2006         3 338         2 362     5 700          2 764      1 794          4 558    10 258
Change               2.2%          2.9%      2.5%           6.5%       1.3%           4.4%      3.3%
Impact of:
Exchange             0.5%          0.4%      0.4%           0.5%       0.1%           0.4%      0.4%
rates
Acquisitions         0.0%          0.0%      0.0%           0.0%       0.0%           0.0%      0.0%
Disposals           (1.5)%        (0.4)%    (1.0)%         (1.1)%     (0.3)%         (0.7)%    (0.9)%
Underlying
sales growth         3.2%          3.0%      3.1%           7.1%       1.4%           4.8%      3.9%

Operating
profit
      2005           519            73       592            418        181            599     1 191
      2006           463           383       846            451        138            589     1 435
Change
current            (10.7)%       429.6%     43.2%           7.8%     (24.3)%         (1.9)%    20.5%
rates
Change
constant           (10.9)%       502.0%     45.3%           6.6%     (25.3)%         (3.0)%    20.8%
rates

Operating
margin
      2005          15.9%          3.2%     10.6%          16.1%      10.2%          13.7%     12.0%
      2006          13.9%         16.3%     14.9%          16.2%       7.6%          12.8%     14.0%
                                          --------                                 --------




Continuing operations - Half Year
                  --------      --------  --------       --------   --------       --------  --------
EUR million         Savoury, Ice cream and     Foods  Personal care  Home care       Home and   Total
             dressings and     beverages                                 and  Personal Care
                   spreads                                             other
                  --------      --------  --------       --------   --------       --------  --------

Turnover
      2005         6 503         3 789    10 292          4 973      3 444          8 417    18 709
      2006         6 737         3 992    10 729          5 466      3 598          9 064    19 793
Change               3.6%          5.3%      4.2%           9.9%       4.5%           7.7%      5.8%
Impact of:
Exchange             2.5%          2.8%      2.6%           4.1%       3.5%           3.8%      3.2%
rates
Acquisitions         0.0%          0.0%      0.0%           0.0%       0.1%           0.0%      0.0%
Disposals           (1.5)%        (0.3)%    (1.0)%         (0.8)%     (0.5)%         (0.7)%    (0.9)%
Underlying
sales growth         2.5%          2.8%      2.6%           6.4%       1.4%           4.4%      3.4%

Operating
profit
      2005         1 087           196     1 283            853        375          1 228     2 511
      2006         1 037           544     1 581            950        314          1 264     2 845
Change
current             (4.6)%       178.3%     23.3%          11.3%     (16.3)%          2.9%     13.3%
rates
Change
constant            (6.5)%       179.2%     21.3%           5.9%     (20.0)%         (2.0)%     9.8%
rates

Operating
margin
      2005          16.7%          5.2%     12.5%          17.2%      10.9%          14.6%     13.4%
      2006          15.4%         13.6%     14.7%          17.4%       8.7%          13.9%     14.4%
                                          --------                                 --------




NOTES
(unaudited)

Basis of Preparation

The condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. These are the same accounting policies as those used for preparation of the Annual Report and Accounts for the year ended 31 December 2005.

The condensed interim financial statements, which comply with IAS 34, are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

Discontinued operations

In line with the requirements of IFRS 5, the frozen foods businesses in Western Europe which are planned to be sold are treated as discontinued operations, together with the results of Unilever Cosmetics International, which was sold in the middle of last year.

Restated figures for all quarters of 2005 are available at www.unilever.com/ ourcompany/investorcentre.

The net cash flows attributable to the discontinued operations in respect of operating, investing and financing activities for the half year were EUR63 million, EUR(2) million and EUR(2) million respectively (2005:
EUR(37) million, EUR19 million and EUR(5) million). Earnings per share for discontinued operations are given on page 12.

Taxation

The charge for the year to date includes EUR76 million (2005: EUR76 million) relating to United Kingdom taxation.

Issuances and repayments of debt and purchase of own shares

On 7 June 2006 Unilever repaid on maturity a EUR1.0 billion bond with a fixed interest rate of 5.125%. Also in June we repaid three floating rate bonds denominated in Japanese yen for a total of Y 37 billion (approximately EUR250 million) and issued a new floating rate bond for a similar amount with a maturity date of June 2008.

Exchange rate conventions

The income statement on page 5, the statement of recognised income and expense and the movements in equity on page 6 and the cash flow statement on page 8 are translated at rates current in each period.

The balance sheet on page 7 and the analysis of net debt on page 8 are translated at period-end rates of exchange.

Supplementary information in US dollars and sterling is available on our website at www.unilever.com/ourcompany/investorcentre.



The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2005 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237
(3) of the UK Companies Act 1985.



EARNINGS PER SHARE
(unaudited)

Combined earnings per share



At the Annual General Meetings of NV and PLC held on 8 May and 9 May 2006 respectively, shareholders approved proposals that the NV ordinary shares be split 3 to 1 and that the PLC ordinary shares be consolidated 9 to 20. Corresponding changes have also been made to the NV New York shares and PLC ADRs, so that these units now also represent equivalent value to the shares traded in the UK and the Netherlands.


These changes are aimed at improving transparency for investors and establishing a one-to-one equivalence in their economic interests in the Unilever Group. The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust; (ii) conversion of the EUR0.05 NV preference shares (up to the point of conversion); and (iii) the exercise of share options by employees.

Earnings per share attributable to discontinued operations were as follows:

                                        2006              2005
                                      ------            ------
Second quarter:
Basic EPS                             EUR 0.01            EUR 0.02
Diluted EPS                           EUR 0.02            EUR 0.01

First half year:
Basic EPS                             EUR 0.04            EUR 0.04
Diluted EPS                           EUR 0.04            EUR 0.04




Earnings per share for total operations for the first half year

                                                             2006         2005
                                                          ---------    ---------

Combined EPS                                              Thousands of units
                                                            ---------------
Average number of combined share units                  2 881 632    2 922 018

                                                               EUR million
                                                          ----------------------
Net profit attributable to shareholders' equity             1 976        1 665

                                                          ----------------------
Combined EPS (Euros)                                         0.69         0.57
                                                          ----------------------

Combined EPS - Diluted                                    Thousands of units
                                                            ---------------
Adjusted average number of combined share units         2 966 729    3 019 830

                                                               EUR million
                                                            ---------------
Adjusted net profit attributable to shareholders'
equity                                                      1 976        1 668
                                                          ----------------------
Combined EPS - diluted (Euros)                               0.67         0.55
                                                          ----------------------

Earnings per share in US Dollars and Sterling
                                                          ----------------------
Combined EPS (Dollars)                                       0.84         0.73
Combined EPS - diluted (Dollars)                             0.82         0.71
                                                          ----------------------
                                                          ----------------------
Combined EPS (Pounds)                                        0.47         0.39
Combined EPS - diluted (Pounds)                              0.46         0.38
                                                          ----------------------


DATES


The results for the third quarter and the announcement of interim dividends will be published on 2 November 2006.

ENQUIRIES: UNILEVER PRESS OFFICE
+44 (0) 20 7822 6805/6010
Internet: www.unilever.com
E-mail: press-office.london@unilever.com

3 August 2006